

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2023

Samuel Gloor
Chief Executive Officer and Chief Financial Officer
BYTE Acquisition Corp.
445 Park Avenue, 9th Floor
New York, NY 10022

> **Re: BYTE Acquisition Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 001-40222**

Dear Samuel Gloor:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

General

1. We note disclosure in your Form Form 14A filed on February 27, 2023 indicating that your sponsor is a non-U.S. person and the potential risks of your initial business combination being subject to a review by the Committee on Foreign Investment in the United States. Please include corresponding disclosure in future periodic reports.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Raj Rajan, Staff Accountant, at 202-551-3388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation